[redacted]

06003039



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
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| OMB Number: | 3235-0123 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 35136 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AVM, L.P.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 Yamato Road, Suite 300
(No. and Street)

Boca Raton (City) — Florida (State) — 33431 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David S. Mauroner — (561) 544-4402 (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name – *if individual, state last, first, middle name*)

1601 Forum Place, Suite 904, West Palm Beach, Florida 33401
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, DAVID S. MAURONER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AVM, L.P., as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CUSTOMER PAYABLES INCLUDES $14,079,768 GENERAL PARTNER CREDIT BALANCES.

ELAINE HELBERG
MY COMMISSION # DD 179149
EXPIRES: February 17, 2007
Bonded Thru Notary Public Underwriters

Elaine Helberg

Notary Public

Signature

CHIEF FINANCIAL OFFICER

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BDO

**BDO Seidman, LLP**
Accountants and Consultants

1601 Forum Place
Centurion Plaza, Suite 904
West Palm Beach, Florida 33401
Telephone: (561) 688-1600
Fax: (561) 688-1848

## Independent Auditors' Report

To the Partners
AVM, L.P.
Boca Raton, Florida

We have audited the accompanying statement of financial condition of AVM, L.P., an Illinois limited partnership, as of December 31, 2005. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of AVM, L.P. at December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP
Certified Public Accountants

February 17, 2006

# AVM, L.P.
## (an Illinois limited partnership)

## Statement of Financial Condition

*December 31, 2005*

| | |
|---|---|
| **Assets** | |
| **Cash** | $ 18,054,417 |
| **Cash,** segregated in special reserve account for the exclusive benefit of customers | 16,939,849 |
| **Due from brokers and clearing organizations** | 1,179,326 |
| **Securities owned,** at fair value | 303,292 |
| **Property and equipment,** net of accumulated depreciation of $1,041,405 | 3,331,651 |
| **Receivables from affiliates and other** | 2,291,481 |
| **Total assets** | $ 42,100,016 |
| **Liabilities and Partners' Capital** | |
| **Liabilities:** | |
| Due to brokers and clearing organizations | $ 400,766 |
| Customer payables | 14,079,768 |
| Securities sold, not yet purchased, at fair value | 43,438 |
| Accrued expenses | 1,221,540 |
| Anticipated partners' withdrawals | 1,821,946 |
| **Total liabilities** | 17,567,458 |
| **Commitments** | |
| **Partners' capital** | 24,532,558 |
| **Total liabilities and partners' capital** | $ 42,100,016 |

*See accompanying notes to financial statement.*

**1. Summary of Significant Accounting Policies**

Organization and Business

AVM, L.P., (the "Partnership") is a broker/dealer trading primarily in U.S. government and other fixed income securities. The Partnership is registered with the Commodity Futures Trading Commission as an Introducing Broker ("IB") and conducts its futures interest business with other broker/dealers on a fully disclosed basis. The Partnership is registered as a broker/dealer with the Securities and Exchange Commission, and is a member of the National Association of Securities Dealers, Inc.

Securities

Securities are recorded at fair value on a trade date basis. Quoted market prices are used as the fair values of securities owned. If quoted market prices are not available, fair values are estimated by Management on the basis of dealer quotes, pricing models, or quoted prices for financial instruments with similar characteristics.

Repurchase and Reverse Repurchase Agreements

Repurchase and reverse repurchase agreements (i.e. securities sold under agreements to repurchase and securities purchased under agreements to resell, respectively) are treated as financing transactions and are carried at the amounts at which the securities will be subsequently reacquired or resold as specified in the respective agreements.

Furniture, Equipment and Depreciation

Furniture and equipment are stated at cost and depreciated over estimated useful lives of five to seven years using an accelerated method. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease using a straight line method.

**1. Summary of Significant Accounting Policies** (Concluded)

Income Taxes

No provision for federal income taxes has been made since the income of the Partnership is not taxable to the Partnership, but is included in the income tax returns of the individual partners.

Capital Withdrawals

Capital withdrawals anticipated within the month following the date of the financial statements are recorded as a liability of the Partnership.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**2. Segregated Cash**

Cash segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission represents funds deposited by customers as a result of trades or contracts.

**3. Securities Owned**

Securities owned consist of trading and investing securities at fair values, as follows:

| *December 31, 2005* | | |
|---|---|---|
| U.S. government agency debt | $ | 115,796 |
| Credit default options | | 187,496 |
| | $ | 303,292 |

**4. Partnership Agreement**

At December 31, 2005, the Partnership consists of a general partner, AVM Associates, LLC ("Associates"), a Florida limited liability company, and Class A limited partnership interests.

Associates receive a preferred return of 20% of net asset appreciation as a fee for managing the Partnership's affairs. The balance of appreciation in net assets is allocated among the partners in accordance with the provisions of the Partnership agreement.

The term of the Partnership is through December 31, 2025.

**5. Trading Activities**

The Partnership enters into various transactions involving derivatives and other off-balance sheet financial instruments including financial futures contracts, over the counter options, mortgage-backed to-be-announced securities ("TBA securities"), securities purchased and sold on a when-issued basis ("when-issued securities") and swaps. These off-balance sheet financial instruments are held for trading purposes and are subject to varying degrees of market and credit risk.

At December 31, 2005, the contractual or notional amounts related to these financial instruments were as follows (in thousands):

**TBA and when-issued securities**

| | | |
|---|---|---|
| Commitments to purchase | $ | 822,374 |
| Commitments to sell | | 822,374 |

**Options**

| | | |
|---|---|---|
| Purchased | $ | 564 |
| Sold | | 214 |

**6. Property and Equipment**

Properties and equipment follow:

| *December 31, 2005* | | |
|---|---|---|
| | | *(in thousands)* |
| Computer hardware and software | $ | 1,854 |
| Furniture and fixtures | | 764 |
| Leasehold improvements | | 1,755 |
| | | 4,373 |
| Less accumulated depreciation and amortization | | (1,042) |
| Net properties and equipment | $ | 3,331 |

**7. Related Party Transactions**

The Partnership enters into transactions (including the purchase and sale of securities, fees for services, and financing transactions in the form of repurchase and reverse repurchase agreements) with partners of the Partnership and parties and entities affiliated with the Partnership. Certain cash is deposited with an affiliated financial institution (see Note 8). The approximate amounts relating to other affiliated transactions are as follows (in thousands):

| *December 31, 2005* | | |
|---|---|---|
| Receivables from affiliates and other | $ | 1,930 |
| Customer payables | | 14,080 |

**8. Financial Instruments with Off-Balance Sheet Risk**

In the normal course of business, the Partnership executes, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Partnership may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities is different from the contract amount of the transactions. In the normal course of business the Partnership deposits with lending institutions securities it owns and securities owned by others which it holds as collateral for its borrowings. Additionally, the Partnership loans to brokers and dealers securities and receives cash or other collateral. If a lending institution or broker or dealer does not return the securities,

**8. Financial Instruments with Off-Balance Sheet Risk (Concluded)**

the Partnership may be obligated to purchase the securities in order to return them. In such circumstances, the Partnership may incur a loss equal to the amount by which the market value of the securities on the date of nonperformance exceeds the amount of the loan from the institution or the collateral from the broker or dealer.

The Partnership does not anticipate nonperformance by customers or counterparties in the above situations. The Partnership's policy is to monitor its market exposure and counterparty risk. In addition, the Partnership has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

At December 31, 2005, cash totaling $16,939,849 is deposited with a financial institution that is affiliated by common control. The amount on deposit exceeded the federally insured limit. Such balance was reduced to $939,849 on January 4, 2006. Additionally, at December 31, 2005 the Partnership has $17,881,211 deposited with a major international bank. The amount on deposit also exceeded the federally insured limit.

**9. Commitments**

The Partnership has obligations under an operating lease with terms in excess of one year. Aggregate annual rentals for office space are approximately as listed below (in thousands):

| | | |
|---|---|---|
| 2006 | $ | 389 |
| 2007 | | 397 |
| 2008 | | 406 |
| 2009 | | 415 |
| 2010 | | 424 |
| Later years | | 1,951 |
| | $ | 3,982 |

The office space rental agreement contains renewal options and escalation clauses.

**9. Commitments (Concluded)**

The Partnership has an arrangement with its clearing bank which, among other things, provides a line of credit collateralized by securities and bears interest at floating rates. At December 31, 2005, the Partnership has no borrowings under this arrangement.

The Partnership has a non-contributory profit sharing plan covering substantially all employees who meet specific age and service requirements. The profit sharing plan provides for annual contributions at the discretion of the partners that may not exceed the greater of $42,000 or 25 percent of eligible employee compensation.

**10. Regulatory Net Capital Requirements**

Pursuant to the Uniform Net Capital Rule of the Securities Exchange Act of 1934, and CFTC Rule 1.17, the Partnership is required to maintain minimum net capital, as defined. The Partnership has elected to use the alternative method permitted by the rules in computing minimum net capital. Such method requires that the Partnership maintain minimum net capital equal to the greater of $250,000 or two percent of aggregate debit balances arising from customer transactions. The Partnership is required to notify its governing regulatory agencies if net capital falls below $375,000. Net capital may fluctuate on a daily basis. At December 31, 2005, the Partnership's net capital and net capital requirement are $17,936,160 and $250,000, respectively.

## Independent Auditors' Report
## on Internal Control
## Required by SEC Rule 17a-5
## and CFTC Regulation 1.16

To the Partners
AVM, L.P.
Boca Raton, Florida

In planning and performing our audit of the financial statements of AVM, L.P. (the "Partnership") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC") and by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Partnership, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) and the minimum financial requirements pursuant to Regulation 1.17; (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3. We did not review the practices and procedures followed by the Partnership in making the daily computations of the segregation requirements of section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations or the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC because the Partnership does not carry customer commodity accounts.

The management of the Partnership is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16 list additional objectives of these practices and procedures listed in the preceding paragraph.

## Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 and CFTC Regulation 1.16 (Continued)

Because of inherent limitations in internal control on the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and are considered adequate by the CFTC for its purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2004, to meet the SEC's and the CFTC's objectives.

This report is intended solely for the use of management, the Commodity Futures Trading Commission, the National Futures Association, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and Regulation 1.16 of the CFTC, and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

Certified Public Accountants

Boca Raton, Florida
February 17, 2006

# AVM, L.P.

*(an Illinois limited partnership)*

# Statement of Financial Condition

**December 31, 2005**

BDO

**BDO Seidman, LLP**
Accountants and Consultants

# *AVM, L.P.*

*(an Illinois limited partnership)*

## Statement of Financial Condition

**December 31, 2005**

# AVM, L.P.
## (an Illinois limited partnership)

## Contents


| | |
|---|---|
| Facing page to Form X-17A-5 | 3 |
| Affirmation of General Partner | 4 |
| Independent Auditors' Report | 5 |
| Statement of Financial Condition | 6 |
| Notes to Financial Statement | 7 |
| Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5 and CFTC Regulation 1.16 | 13 |